EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING

TAKE NOTICE that the 2010 Annual General & Special Meeting of the Shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the "Company") will be held at Suite 400 – 455 Granville Street, Vancouver, British Columbia V6C 1T1 on Thursday, June 24, 2010 at 2:00 p.m. (local time) for the following purposes:

1)	to receive the Report of the Directors;

2)	to receive the financial statements of the Company for its fiscal year ended December 31, 2009 and the report of the Auditors thereon;

3)	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4)	to determine the number of directors and to elect directors;

5)	to approve the Rolling Stock Option Plan as more particularly described in the Information Circular;

6)	to approve and ratify all acts and deeds of the directors and officers carried out on behalf of the Company since the last annual general meeting; and

7)	to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes.  The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 20th day of May, 2010

BY ORDER OF THE BOARD OF DIRECTORS

“David Wolfin”
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David Wolfin, President